EXHIBIT 12.1

KAR Auction Services, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	For the Years Ended December 31,
	2010	2009	2008
Income (loss) before income taxes	$96.8	$34.3	($247.6)

Fixed charges (1)
Interest expense	141.4	172.6	215.2
Interest component of all rentals	29.3	28.8	24.6

Total fixed charges	170.7	201.4	239.8
Earnings (losses) before income taxes and fixed charges	$267.5	$235.7	($7.8)

Ratio of earnings to fixed charges (2)	1.6	1.2	—

(1)

Fixed charges represent interest and the interest component of all rentals. We use a reasonable approximation of the interest factor related to operating leases in calculating the interest component of all rentals.

(2)	The amount of deficiency was $247.6 million for the year ended December 31, 2008.